SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated July 30, 2021 announces occurrence of “Transaction effective date” under Lock-Up agreement dated March 27, 2021 and completion of refinancing transactions

Ferroglobe announces occurrence of “Transaction effective date” under Lock-Up agreement dated March 27, 2021 and completion of refinancing transactions

London, July 30, 2021

Ferroglobe PLC (the “Parent” or “Ferroglobe”), Ferroglobe Finance Company, PLC (the “UK Issuer”) and Globe Specialty Metals, Inc. (“Globe” and, together with the UK Issuer, the “Issuers”) today announce the occurrence of the “Transaction Effective Date” under the lock-up agreement dated March 27, 2021 (the “Lock-Up Agreement”) between the Parent and certain financial stakeholders. The Transaction Effective Date marks the completion of the financing proposal detailed in the Parent’s releases on February 1, 2021 and March 28, 2021.

As part of the transaction:

●	the Parent has received $40 million in aggregate gross proceeds from the issuance of ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U., as detailed in the Parent’s release on June 18, 2021;
●	the Issuers have completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Old Notes”) issued by the Parent and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 to be issued by the Issuers (the “New Notes”) plus (ii) a cash fee, which the Parent will, at the direction of the qualifying noteholders (which direction shall be deemed to be given by such qualifying noteholders exchanging their Old Notes for the New Notes), apply as cash consideration for a subscription of new ordinary shares of the Parent, as detailed in the Parent’s releases on June 23 and 29 and July 8 and 22, 2021; and
●	the UK Issuer has issued $60 million in aggregate proceeds of new 9% senior secured notes due 2025 (the “Super Senior Notes”), as detailed in the Parent’s releases on May 13, June 23 and 29 and July 8 and 22, 2021.

Javier López Madrid, the Executive Chairman of Ferroglobe, commented: “We are excited to announce the successful completion of this comprehensive financing. The overall process with several critical financing components was complex, and I thank our Board of Directors, the management team, our financing partners and advisors for the tremendous effort in getting it done.” Mr. López Madrid added: “The financing has de-risked our balance sheet and positioned the company for continued success in its transformation, which is accelerating in momentum.”

Marco Levi, the Chief Executive Officer of Ferroglobe commented: “The comprehensive financing is a positive reflection of the steps we are taking to strengthen the overall company operationally and financially, and highlights our investors’ confidence in our future.  With the financing behind us, management can fully focus on running the business to capitalize on robust market conditions.”  Beatriz García-Cos Muntañola, the Chief Financial Officer of Ferroglobe, added: “The closing of the financing extends our debt maturity and enhances our liquidity, which are important to the execution of critical initiatives underlying the transformation plan. I thank everyone involved for their diligent work and support throughout this complex process.”

The New Notes and the New Notes guarantees and the Super Senior Notes and the Super Senior Notes guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction. The New Notes and the Super Senior Notes may not be offered or sold within the United States except to an institutional “Accredited Investor” within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act in reliance on one or more exemptions from the registration requirement under the Securities Act or in offshore transactions in reliance on Regulation S under the Securities Act.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Issuers’ future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Issuers and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Issuers’ actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Issuers do not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

No offer

This press release is not an offer to sell or a solicitation of an offer to buy or exchange or acquire securities in the United States or in any other jurisdiction. The securities referenced in this press release may not be offered, sold, exchanged or delivered in the United States absent registration or an applicable exemption from the registration requirement under the Securities Act. This press release is not directed at, or intended for distribution, publication, availability to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, where such distribution, publication, availability or use would be contrary to law or regulation, or which would require any registration or licensing within such jurisdiction.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)